UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS: MacKenzie Partners, Inc. Paul Schulman and Bob Marese (212) 929-5500	Taro Pharmaceutical Industries Ltd. William J. Coote; VP, Treasurer (914) 345-9001

GLASS LEWIS RECOMMENDS TARO SHAREHOLDERS VOTE FOR THE TWO INCUMBENT EXTERNAL DIRECTORS

A FOR vote on Proposals 7A and 7B is recommended

Hawthorne, NY, September 4, 2013 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (”Taro”) today announced that Glass Lewis, one of the world’s foremost independent proxy advisory services, is recommending that shareholders vote “FOR” its two incumbent external directors, Ilana Avidov-Mor and Dan Biran, at the upcoming Annual General Meeting (“AGM”) of Shareholders scheduled to be held on September 12, 2013.

Glass Lewis also recommended that Taro shareholders vote against the two external director candidates nominated by a shareholder BlueMountain Capital Management LLC.

Under the leadership of its current management and Board, Taro has realized impressive growth since September 2010:

●	Stock Price: increased from $14.49 at the end of December 2010 to its September 3, 2013 closing price of $66.65, an increase of 360% – outperforming all major indices
●	Net Sales grew to $671 million in fiscal year 2013, an increase of 71% from 2010
●	Operating Income grew from $89 million for the calendar year 2010 to $329 million in the fiscal year ended March 30, 2013
●	Net Income and the resulting E.P.S. grew from $64 million and $1.53 in 2010 to $266 million and $5.95 in 2013, respectively, and
●	According to a leading industry source, in 2012, Taro became the #1 generic dermatology supplier in the U.S.

As members of Taro’s audit committee, both Dan Biran and Ilana Avidov-Mor played a lead role in bringing Taro’s financial statements into full compliance with its SEC reporting obligations (for the year’s prior to Sun’s acquisition in 2010) – prerequisites for listing on the NYSE in March 2012, which provided improved liquidity and value to minority shareholders.  Mr. Biran and Ms. Avidov-Mor have also maintained at least a 96% attendance record for 99 board and committee meetings since their election in December 2010.

Taro Shareholders are urged to vote their shares today as recommended by the Board of Directors, FOR Proposals 1-7, and 9-10.  Shareholders are also reminded that the September 10, 2013 deadline to vote at the AGM is rapidly approaching.  Those shareholders needing assistance should contact MacKenzie Partners, Inc., Taro’s proxy solicitor toll-free at 1-800-322-2885 or 1-212-929-5500 (call collect).

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About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

Taro Pharmaceutical Industries Ltd.

SAFE HARBOR STATEMENT
Certain statements in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances Taro “estimates,” “believes,” or “expects” to happen or similar language.  The forward-looking statements in this press release are based on Taro’s current expectations and are made only as of the date of this press release and involve certain risks and uncertainties that could cause actual results to differ materially from future results that may be expressed or implied by such forward-looking statements.  Unless required by law, Taro undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  September 4, 2013

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:	/s/ Kal Sundaram
	Name:	Kal Sundaram
	Title:	Chief Executive Officer and Director